UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

BluePhoenix Solutions Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.04 per share
(Title of Class of Securities)

M20157109
(CUSIP Number)

Michael Self c/o Lake Union Capital Management, LLC 601 Union Street, Suite 4616 Seattle, WA 98101 (206) 838-3277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M20157109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

561,942

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

561,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,942

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.70%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	M20157109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

711,942

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

711,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,942

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.02%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	M20157109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Self

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

711,942

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

711,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,942

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.02%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	M20157109

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Ordinary Shares, NIS 0.04 per share (the "Shares") of BluePhoenix Solutions Ltd., a corporation incorporated in Israel (the "Issuer").  The principal executive offices of the Issuer are located at 8 Maskit Street, Herzliya 46733, Israel.

Item 2.	Identity and Background.

(a), (b), (c) and (f)
This statement is being filed by the following persons: Lake Union Capital Fund, LP, a Delaware limited partnership (the "Partnership"), Lake Union Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Michael Self, a citizen of the United States.

The Partnership, the Investment Manager and Michael Self are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Partnership are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

Michael Self is the managing member of the Investment Manager and his business address is 601 Union Street, Suite 4616, Seattle, WA 98101.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment.  Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including the Issuer’s financial position and strategic direction,  actions taken by the Issuer's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)
As of the date hereof, the Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 561,942 Shares, constituting 8.70% of the Shares, based upon 6,461,783 Shares outstanding.

As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 711,942 Shares owned beneficially by private investment vehicles, including the Partnership, for which the Investment Manager serves as investment manager (the "Funds"), representing approximately 11.02% of the Issuer's outstanding Shares.

As of the date hereof, Michael Self, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 711,942 Shares owned beneficially by the Funds, representing approximately 11.02% of the Issuer's outstanding Shares.

(c)	None of the Reporting Persons has engaged in any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LAKE UNION CAPITAL FUND, LP
By: Lake Union Capital Management, LLC
General Partner
By: /s/ Michael Self
Michael Self Managing Member
LAKE UNION CAPITAL MANAGEMENT, LLC
By: /s/ Michael Self
Michael Self Managing Member
MICHAEL SELF /s/ Michael Self Michael Self

Dated:  April 23, 2012

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 21893 0002 1284495